UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Press Release dated June 12, 2017 titled “GeoPark Announces Four New Drilling Successes in Colombia”

 Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES FOUR NEW DRILLING SUCCESSES IN COLOMBIA

•	NEW JACAMAR OIL FIELD DISCOVERY

•	EXTENSION OF JACANA OIL FIELD BOUNDARIES

•	NEW ZONE ADDITION IN JACANA OIL FIELD

•	ADDITIONAL PRODUCTION IN TIGANA OIL FIELD

Santiago, Chile – June 12, 2017 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: “GPRK”), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Chile, Brazil, Argentina, and Peru, today announced new drilling and testing successes in the Llanos 34 Block (GeoPark operated with a 45% working interest) in Colombia.

New Jacamar Oil Field Discovery

Exploring a fault trend southeast of the Tigana/Jacana oil field complex, GeoPark drilled and completed the Jacamar 1 exploration well to a total depth of 10,627 feet. A test conducted with an electric submersible pump in the Guadalupe formation resulted in a production rate of approximately 1,000 bopd of 17.5 degrees API, with 13% water cut, through a choke of 38/64 mm and wellhead pressure of 79 pounds per square inch. Additional production history is required to determine stabilized flow rates of the well. Surface facilities are in place and the well is already in production. Oil shows during drilling and petrophysical analysis indicate the potential for hydrocarbon production also in the shallower Mirador and the deeper Gacheta formations.

Jacana Oil Field Extension

Following the drilling of the Jacana Sur 2 appraisal well in the first quarter of 2017 to test the northwest boundaries of the Jacana oil field, a test was conducted with an electric submersible pump in the Guadalupe formation. It resulted in a production rate of approximately 270 bopd of 16.5 degrees API, with 21% water cut, through a choke of 32/64 mm and wellhead pressure of 48 pounds per square inch. Additional production history is required to determine stabilized flow rates of the well. Surface facilities are in place and the well is already in production.

Jacana Oil Field New Formation Addition

Following the drilling of the Jacana 8 appraisal well in the first quarter of 2017 to test a channel sand in the Mirador formation, which had not previously produced oil in the Jacana oil field, a test conducted with an electric submersible pump resulted in a production rate of approximately 1,850 bopd of 24.0 degrees API, with 0.4% water cut, through a choke of 32/64 mm and wellhead pressure of 100 pounds per square inch. The deeper Guadalupe formation was also tested and oil was found in an area which previously had no reserves assigned to it. Additional production history is required to determine stabilized flow rates of the well. Surface facilities are in place and the well is already in production.

Tigana Oil Field Production Addition

GeoPark drilled and completed the Tigana Sur 5 development well to a total depth of 11,310 feet. A test conducted with an electric submersible pump in the Guadalupe formation resulted in a production rate of approximately 1,010 bopd of 14.9 degrees API, with a 0.4% water cut, through a choke of 32/64 mm and wellhead pressure of 85 pounds per square inch. Additional production history is required to determine stabilized flow rates of the well.Surface facilities are in place and the well is already in production.

Current Drilling

Current drilling by GeoPark includes:

•	Colombia: Jacana 9 appraisal well to test the northern limits of the Jacana oil field and Curucucu 1 exploration well to test a new prospect adjacent to the newly-discovered Jacamar oil field – both wells in the Llanos 34 Block (GeoPark operated with a 45% WI) in the Llanos Basin

•	Argentina: Rio Grande Oeste 1 exploration well in the CN-V Block (GeoPark operated with a 50% WI) in the Neuquen Basin

•	Chile: Kimiri Aike 4 development well in the Fell Block (GeoPark operated with a 100% WI) in the Magallanes Basin

GeoPark’s total oil and gas production is continuing to grow with new drilling results and is currently over 27,900 boepd.

Oil Market Hedge Position

For the period July 2017 to December 2017, GeoPark secured a minimum Brent price of $51 per barrel for 6,000 bopd through a zero-cost collar structure that includes a maximum price of $57.5 per barrel. Approximately 50-60% of GeoPark’s production is hedged through the third quarter of 2017 at a floor of $51-$53 per barrel and 25-30% is hedged through the fourth quarter of 2017 at a floor of $51.

James F. Park, CEO of GeoPark, commented: “Congratulations to our team for being able to execute and deliver such impressive results across our assets in such a compressed period. We continue to find more oil and grow production in the Llanos 34 Block as we work to extend limits, add new formations and explore new accumulations. We are now exploring and developing familiar and reliable rocks in Argentina and Chile. GeoPark has always grown by the drill bit and continues to demonstrate an exceptional drilling success rate with world-beating finding and development costs.”

For further information please contact:

INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile T: +562 2242 9600	ssteimel@geo-park.com

Dolores Santamarina – Investor Manager Buenos Aires, Argentina T: +5411 4312 9400	dsantamarina@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	jlevy@sardverb.com

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GeoPark can be visited online at www.geo-park.com

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NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2017 production growth, payback timing, IRR and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: June 14, 2017